The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Semiconductor Manufacturing International Corporation.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
*
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ISSUE OF NEW ORDINARY SHARES UNDER GENERAL MANDATE AND RESUMPTION OF TRADING

Share Purchase Agreement

The Company is pleased to announce that on 6 November 2008, the Company has entered into the Share Purchase Agreement with the Investor, Datang Telecom Technology & Industry Holdings Limited, pursuant to which the Investor has conditionally agreed to subscribe through a Hong Kong subsidiary, and the Company has conditionally agreed to allot and issue, 3,699,094,300 New Shares for a purchase price of HK$0.36 per Ordinary Share for a total purchase price of US$171.8 million.

The New Shares represent 19.9% of the existing issued share capital of the Company and approximately 16.6% of the enlarged issued share capital of the Company. The New Shares will be issued under the General Mandate and will rank pari passu with the Ordinary Shares currently in issue.

Completion of the issuance and allotment of the New Shares pursuant to the Share Purchase Agreement is conditional upon, inter alia, the obtaining of governmental approvals and the Listing Committee of the Stock Exchange agreeing to grant an approval for the listing of and permission to deal in the Ordinary Shares.

The principal terms of the Share Purchase Agreement are as follows:

(a)	Right to Nominate Investor Nominee: the Investor shall have the right to nominate two Investor Nominees to be appointed by the Board, effective as of the Closing Date;

(b)	Right to Nominate Vice President: the Investor shall have the right to nominate a Vice President in charge of TD-SCDMA, to be appointed by the Board, effective as of the Closing Date;

(c)	Pre-emptive Right: the Investor shall have the following right to purchase the Relevant Securities, in the event that the Company proposes, following the Closing Date, to issue the Relevant Securities (i) in the case of an offer to investors that would result in a prospective largest shareholder (other than an underwriter that is placing on behalf of the Company the Relevant Securities in a bona fide capital markets transaction), one Ordinary Share more than the number of Ordinary Shares proposed to be beneficially owned by the prospective largest shareholder, unless (a) the Investor and the HKCo hold less than 2,774,320,725 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company; or (b) at least two-thirds of the Board (excluding Investor Nominees) determines that such exercise is not in the best interests of the Company and the Shareholders as a whole, and (ii) in case of an offer of Relevant Securities other than (i) above, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company then beneficially owned by the Investor (together with the HKCo) prior to the issue of the Relevant Securities, provided that the Investor (together with HKCo) maintains an ownership interest equal to at least 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company;

(d)	Lock-up: the Investor shall not transfer any New Shares without the prior written consent of the Company for a period of two years from the Closing Date, provided that such lock-up shall not apply to transfer of New Shares of less than 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company to a Permitted Transferee;

(e)	Standstill: the Investor shall not, except with the prior written consent of the Company, directly or indirectly, acquire any Voting Securities and otherwise deal with the Voting Securities, except additional voting securities not exceeding (when aggregated together with all other Voting Securities directly or indirectly held or agreed to be acquired by the Investor and its Permitted Transferee) the lesser of thirty (30%) percent of the Company’s issued Voting Securities, or such other threshold that may trigger a mandatory offer obligation as set out in the Hong Kong Codes on Takeovers and Mergers, at any time following the date of the Share Purchase Agreement and until the second anniversary of the Closing Date; and

(f)	Exclusivity: the Company has agreed not to enter into discussions with respect to any equity or convertible debt instrument in the Company or sale of substantially all of the assets of the Company with other parties until the earliest of (i) the Closing Date, (ii) 15 November 2008 and (iii) the termination of the Share Purchase Agreement.

Strategic Cooperation

The parties have agreed under the Share Purchase Agreement to use commercially reasonable efforts to enter into the Strategic Cooperation Agreement on or prior to Completion.

The completion of the Share Purchase Agreement is dependent on a number of conditions. Potential investors and Shareholders should exercise caution when dealing in the securities of the Company.

Resumption of Trading

The Company requested trading in the Ordinary Shares on the Stock Exchange to be suspended from 10:03 a.m., 6 November 2008, pending the release of this Announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Ordinary Shares on the Stock Exchange with effect from 9:30 a.m., 11 November 2008.

The New Shares, when issued and fully paid, will rank pari passu among themselves and with all Ordinary Shares currently in issue.

Conditions of the Subscription:

The issuance of the New Shares is, unless otherwise waived by the parties, conditional on, inter alia, the obtaining by both parties of applicable governmental approvals, the granting of approval for the listing of, and permission to, deal in the New Shares by the Stock Exchange, the entering into of the Strategic Cooperation Agreement and the delivery of certain closing documentation.

Termination:

The Share Purchase Agreement may be terminated:

1. by mutual agreement of the parties;

2.	if Completion shall not take place by 30 November 2008 (or such other date or time as may be agreed between the Company and the Investor);

3.	by either party if any governmental authority or court shall have enacted or issued any regulation or order which has the effect of prohibiting the sale and issue of the New Shares; or

4.	by either party if there has been a material breach of any representation, warranty or covenant of the other party under the Share Purchase Agreement.

Right to Nominate Investor Nominees to the Board and Vice President in charge of TD-SCDMA:

Investor Nominee

The Investor shall have the right to nominate two Investor Nominees to the Board (the decision of the Board to appoint, or propose to the Shareholders for appointment, any individual nominated by the Investor as a Director will be made in the best interests of the Company and the Shareholders as a whole, and the Company is not obliged to simply appoint any individual nominated by the Investor as a Director without taking into account the above considerations), provided that:

(a)	subject to paragraph (b) below, the number of Investor Nominees shall decrease to one if the Investor, HKCo and the Permitted Transferee, collectively, hold less than 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total issued nominal share capital of the Company, or the Investor, together with HKCo, holds less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total issued nominal share capital of the Company; and

(b)	the right to nominate any Investor Nominee shall cease if the Investor, HKCo and the Permitted Transferee, collectively, hold less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total issued nominal share capital of the Company, or the Investor, together with HKCo, holds less than 462,386,788 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company.

The two Investor Nominees shall initially be nominated for appointment by the Board to fill the Class I vacancy of the Board and Class II vacancy of the Board, respectively, both effective as of the Closing Date.

Vice President in charge of TD-SCDMA

The Investor shall have the right to nominate a Vice President in charge of TD-SCDMA, provided that the Investor, HKCo and the Permitted Transferee, collectively, hold at least 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company from time to time, provided that the Investor, together with HKCo, holds at least 462,386,788 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company from time to time, subject to the approval of the Board (excluding the Buyer Nominees).

Pre-emptive Rights:

The Investor shall have the following right to purchase the Relevant Securities (subject to the approval of independent shareholders of the Company in order to comply with the Listing Rules prior to each such purchase), in the event that the Company proposes, following the Completion, to issue the Relevant Securities, to enable the Investor to hold after such issue:

(a)	in the case of offer to investors that would result in a prospective largest shareholder (other than an underwriter that is placing on behalf of the Company the Relevant Securities in a bona fide capital markets transaction), one Ordinary Share more than the number of Ordinary Shares proposed to be beneficially owned by the prospective largest shareholder unless;

(i)	the Investor holds less than 2,774,320,725 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company; or

(ii)	at least two-thirds of the Board (excluding the Investor Nominees) in good faith resolves in writing that such exercise is not in the best interests of the Company and the Shareholders as a whole; and

(b)	in cases of the issue of Relevant Securities other than (a) above, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company then beneficially owned by the Investor prior to the issue of the Relevant Securities, provided that the Investor (together with HKCo) maintains an ownership interest equal to at least 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the nominal share capital of the Company.

Lock-up:

The Investor shall not transfer any New Shares without the prior written consent of the Company for a period of two (2) years from the Closing Date, provided that such lock-up shall not apply to transfer of New Shares of less than 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company to a Permitted Transferee, provided that any such Permitted Transferee shall be a non-PRC incorporated entity, unless the Investor shall have provided in writing to the Company justifying the need to transfer to a PRC incorporated entity, and the Board (excluding the Investor Nominees) shall have determined that such transfer to a PRC incorporated entity is not expected to be prejudicial to the interests of, or have an adverse impact on the Group.

Standstill:

The Investor shall not, except with the prior written consent of the Company, directly or indirectly, acquire any Voting Securities exceeding (when aggregated together with all other Voting Securities directly or indirectly held or agreed to be acquired by the Investor and its Permitted Transferee) the lesser of thirty (30%) percent of the Company’s issued Voting Securities, or such other threshold that may trigger a mandatory offer obligation as set out in the Hong Kong Codes on Takeovers and Mergers, at any time following the date of the Share Purchase Agreement and until the second anniversary of the Closing Date.

Exclusivity:

The Company has agreed not to enter into discussion or negotiations with any other parties with respect to any equity or convertible debt instrument in the Company or sale of substantially all of the assets of the Company until the earliest of (a) Completion, (b) 15 November 2008 and (c) any termination of the Share Purchase Agreement.

Completion of Subscription:

The first business day immediately after the Conditions have been fulfilled or waived (or such other date as the parties may agree in writing).

APPLICATION FOR LISTING

Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of an approval for the listing of, and permission to, deal in the New Shares.

REASONS FOR THE ISSUE OF NEW SHARES AND USE OF PROCEEDS

The Company considers that the Investor would bring strategic value to the Company and the funds raised in this transaction will improve the working capital position of the Group and enhance its overall liquidity; the transaction therefore would enhance shareholders’ value and is in the interests of the Company and the Shareholders as a whole.

Having the Investor as a substantial shareholder of the Company may enhance the Company’s PRC presence and further improve its global competitiveness. The Company intends to work together with the Investor to pursue their strategic co-operative partnership and leverage their technology expertise, resources and PRC and global network. The Investor’s strategic co-operation may bring long-term benefits in developing the Company’s opportunities in the PRC and enhance the Company’s vision to be a world-class semiconductor R&D, manufacturing and service company.

The Company will be able to raise gross proceeds of HK$1,331,673,948 (HK$0.36 per Ordinary Share) and net proceeds of approximately HK$1,273,600,000 (HK$0.344 per Ordinary Share) from the Subscription. The Company will use the estimated net proceeds of the Subscription of approximately HK$1,273,600,000 to improve the working capital of the Company, enhance its liquidity position in an uncertain public financing market environment, explore new business opportunities for the Company, enhance the existing business of the Company and for other general corporate purposes, provided that the Company shall not use such proceeds, in whole or in part, in engaging in a line of business substantially different from the existing lines of business of the Company save as otherwise included in the annual budget and any quarterly updates thereto, as approved by the Board from time to time. The Company has not identified any targets for acquisitions or any concrete investment plan as at the date of this announcement.

The Directors, including the independent non-executive Directors, consider that the Share Purchase Agreement has been entered into on normal commercial terms, and the terms and conditions therein are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

There has been no other fund raising activity conducted by the Company within the preceding twelve (12) months from the date of this announcement.

EFFECT OF THE SUBSCRIPTION ON SHAREHOLDING STRUCTURE

Assuming that there will be no change in the shareholding structure of the Company immediately before Completion, the shareholding structures of the Company before and after the Subscription are as follows:

Name of Shareholder	As at the date of the Share Purchase		Immediately after Completion
	Agreement
	No. of Ordinary	Approximate	No. of Ordinary	Approximate
	Shares	percentage	Shares	percentage
Datang Telecom Technology & Industry Holdings Limited	Nil	Nil	3,699,094,300	16.57%
Directors	99,669,550	0.54%	99,669,550	0.45%
Public
Shanghai Industrial Investment (Holdings) Company Limited	1,851,301,340	9.94%	1,851,301,340	8.29%
Others	16,671,220,118	89.52%	16,671,220,118	74.69%
Total	18,622,191,008	100%	22,321,285,308	100%

STRATEGIC COOPERATION

The Company and the Investor agreed under the Share Purchase Agreement that they will conduct TD-SCDMA related businesses based on customary market practice and arm’s length pricing.

The parties have agreed under the Share Purchase Agreement to use commercially reasonable efforts to enter into the Strategic Cooperation Agreement on or prior to Completion.

The Company will comply with all applicable Listing Rules (including, 14A of the Listing Rules, if applicable) in relation to the Strategic Cooperation Agreement as and when it is entered into.

INFORMATION ON THE COMPANY AND THE INVESTORS

The Group is principally engaged in semiconductor manufacturing and sale thereof.

The Investor, Datang Telecom Technology & Industry Holding Ltd, is a subsidiary of Datang Telecom Technology Group headquartered in Beijing. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. The Investor has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. The Investor is one of the leading forces in technology innovation in China.
To the best knowledge of the Board and having made all reasonable enquiries, the Investor and each of its immediately holding companies, (State Development and Investment Corporation) and (China Academy of Telecommunications Technology) are independent of and not connected or acting in concert with the Company or the directors, chief executive, or other connected persons of the Company. Upon Completion, the Investor will become a substantial shareholder (as defined in the Listing Rules) of the Company.

The completion of the Share Purchase Agreement is dependent on a number of conditions. Potential investors and Shareholders should exercise caution when dealing in the securities of the Company.

RESUMPTION OF TRADING

The Company requested trading in the Ordinary Shares on the Stock Exchange to be suspended from 10:03 a.m., 6 November 2008, pending the release of this Announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Ordinary Shares on the Stock Exchange with effect from 9:30 a.m., 11 November 2008.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associates”	has the meaning ascribed thereto in the Listing Rules
“Board”	the board of Directors
“Closing Date”	the date of Completion
“Company” or “SMIC”	Semiconductor Manufacturing International
Corporation, a company incorporated in the Cayman
Islands with limited liability and the Ordinary
Shares of which are listed on the Stock Exchange and
the NYSE
“Completion”	the completion of the Subscription pursuant to the terms of the Share Purchase Agreement
“Conditions”	the conditions of the Share Purchase Agreement, details of which are set out in the section headed “Conditions of the Subscription” of this announcement
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Directors”	the directors of the Company
“General Mandate”	the general mandate granted to the Directors pursuant to the resolutions of the Shareholders passed at its annual general meeting held on 2 June 2008
“Group”	the Company and its subsidiaries and associated companies
HKCo	a subsidiary of the Investor to be incorporated in Hong Kong, which will be an investment holding company wholly-owned by the Investor
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Investor”	Datang Telecom Technology & Industry Holdings Limited, a company incorporated under PRC laws
“Investor Nominees”	the members of the Board nominated by the Investor
“Listing Committee”	the listing committee of the board of the Stock Exchange
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“NYSE”	the New York Stock Exchange
“New Shares”	3,699,094,300 Ordinary Shares to be issued by the Company to the Investor pursuant to the Share Purchase Agreement
“Ordinary Shares”	common shares of par value US$0.0004 each in the capital of the Company
“Permitted Transferee”	a permitted transferee as approved in writing by the Board
“PRC”	the Peoples’ Republic of China, for the purpose of this announcement, not including Hong Kong, the Macau Special Administrative Region of the PRC, and Taiwan
“Relevant Securities”	any new Ordinary Shares, any securities convertible into or exchangeable into Ordinary Shares or any warrants or other rights to subscribe for Ordinary Shares
“Share Purchase Agreement”	the share purchase agreement dated 6 November 2008 between the Company and the Investor in connection with the Subscription
“Shareholder(s)”	holder(s) of existing Ordinary Shares of the Company
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Strategic Cooperation Agreement”	the strategic cooperation agreement intended to be entered into between the Company and the Investor on or prior to Completion
“Subscription”	the subscription of New Shares pursuant to the terms of the Share Purchase Agreement
“Subscription Price”	HK$0.36 per Ordinary Share
“TD-SCDMA”	Time Division-Synchronous Code Division Multiple Access is a 3G or third-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC
“US$”	US dollars, the lawful currency of United States
“Voting Securities”	the Ordinary Shares, and any other security carrying
voting rights and any outstanding convertible
securities, options, warrants or other rights which
are convertible into or exchangeable or exercisable
or carrying rights of subscription for securities
carrying voting rights in the Company

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

10 November 2008